

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 26, 2008

Via U.S. mail and facsimile

Mr. Robert E. Rossiter
Chairman, Chief Executive Officer, and President
Lear Corporation
21557 Telegraph Road
Southfield, MI 48033

> **RE: Form 10-K/A for the fiscal year ended December 31, 2007**
> **Definitive Proxy Statement on Form 14A filed March 17, 2008**
> **File No. 001-11311**

Dear Mr. Rossiter:

  We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p align="center">FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007</p>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Legal Proceedings, page 17

2. Please disclose the types of relief sought in the various legal proceedings in which you are involved. See Item 103 of Regulation S-K.

Management's Discussion and Analysis

Covenants, page 44

3. Please revise the title of your "consolidated operating profit" non-GAAP measure here and on page 88 so that it is not confusingly similar to titles or descriptions used for GAAP financial measures. Please refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

4. We note that the line item "other non-cash" items appears to be a significant reconciling item in your table on page 45; however, it is unclear what is included in the $55.2 million amount presented. Please revise the table here and on page 88 to provide separate line items for the more significant components included within "other non-cash items" for the year ended December 31, 2007.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 68

5. The line item "other, net" comprises a significant portion of your net cash flows provided by operating activities for both the years ended December 31, 2007 and 2006. Please revise to provide separate line items for the more significant components currently included within "other, net". Any remaining portion should be presented in two separate line items – one for other income and one for other expense.

Note 7 – Investments in Affiliates and Other Related Party Transactions, page 81

6. We note your disclosure on page 82 that you have accounted for your ownership of affiliates with an ownership of 55% or more under the equity method because of certain approval rights granted to the minority shareholders. For each investment, please clarify the nature of the minority shareholder approval rights and how you considered paragraph 5 of FIN 46(R) in determining that these investments should not be consolidated.

Note 14 - Segment Reporting, page 107

7. Please revise your disclosures on page 110 to disclose the amount of goodwill both located in United States and located in foreign countries in which you hold assets. Please also separately state the amount of any material goodwill attributable to an individual foreign country. Please refer to paragraph 38(b) of SFAS 131.

8. As a related matter, please tell us the amount of goodwill attributed to your electrical and electronic segment as of December 31, 2007. We note your disclosures on page 55 that you have recently experienced a decline in the operating results of this segment; however, you do not believe that there was any goodwill impairment as of December 31, 2007. So that we may more fully understand your goodwill impairment analysis, please tell us the specific factors you considered in determining that no impairment existed and to the extent you relied upon a quantitative analysis of multiple factors, please more fully explain your quantitative analysis.

Controls and Procedures, page 125

9. We note your statement that "because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurances that all control issues and instances of fraud, if any, within the company have been detected." Please confirm to us, and in future filings, revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. See Section II, Part F(4) of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Period Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

DEFINITIVE PROXY STATEMENT ON FORM 14A

Compensation Discussion and Analysis, page 20

10. Please disclose the following:

- How your decisions regarding one compensation element affect decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K.
- Whether discretion can be or has been exercised to award compensation when the relevant performance goal has not been achieved or to increase or reduce the size of any award. If so, please identify the particular exercise of discretion and state whether it applied to certain named executive officers or to all compensation subject to the relevant performance goal. See Item 402(b)(2)(vi) of Regulation S-K.
- Your policies and decisions regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the payout or award. See Item 402(b)(2)(viii) of Regulation S-K.

11. Please refer to the last paragraph of Section II.B.1 in Release No. 33-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different. In future filings, please revise your Compensation Discussion and Analysis section to discuss in more detail your principal executive officer's compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jessica Kane, Attorney, at (202) 551-3235 or, in her absence, Craig Slivka, Attorney, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief